UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Douglas Elliman Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25961D105

(CUSIP Number)

Howard M. Lorber

c/o Douglas Elliman Inc.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25961D105	Page 2

1	NAME OF REPORTING PERSON Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,685,779
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 3,720,154
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,685,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage is calculated using the total number of shares of Common Stock (as defined below) beneficially owned by the Reporting Person and based on 91,535,412 shares of Common Stock outstanding as of February 29, 2024.

CUSIP No. 25961D105	Page 3

PRELIMINARY STATEMENT:

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission (the “SEC”) on January 10, 2022 (as amended, including by this Amendment No. 2, the “Schedule 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) thereto, filed with the SEC on March 16, 2023, relating to the common stock, $0.01 par value per share (the “Common Stock”), of Douglas Elliman Inc., a Delaware corporation (“Douglas Elliman” or the “Issuer”).

Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported in Schedule 13D. Each capitalized term used and not defined herein shall have the meaning ascribed to it in Schedule 13D. Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 is hereby incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

On February 29, 2024, the Issuer granted Mr. Lorber an award of 1,325,000 shares of Common Stock subject to vesting (the “Restricted Stock”) pursuant to the Issuer’s 2021 Management Incentive Plan. Mr. Lorber has sole voting rights with respect to the Restricted Stock. The Restricted Stock will vest in four equal annual installments commencing on December 15, 2024, subject to Mr. Lorber’s continued employment by the Issuer through each such vesting date or earlier vesting upon Mr. Lorber’s death or disability, termination of employment without cause or resignation for good reason, or change-of-control. The above description does not purport to be complete and is qualified in its entirety by reference to the Restricted Shares Award Agreement, which is attached as Exhibit 10.1 to this Amendment No. 2 and incorporated into this Item 4 by reference.

From time to time, subject to restrictions that may be applicable by virtue of his role as President and Chief Executive Officer and a director of the Issuer, Mr. Lorber may acquire additional shares of the Issuer’s Common Stock or determine to dispose of shares of Common Stock beneficially owned by him. Mr. Lorber intends to review his investment in the Issuer on a continuing basis and, upon further developments, including the ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects, other investment and business opportunities available to him, general stock market and economic conditions, and tax considerations, may change his investment in the Issuer.

As noted above, the Reporting Person is currently the President and Chief Executive Officer and a director of the Issuer. Other than as described in this Amendment No. 2, the Reporting Person has no current plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The responses in Rows (7) through (13) of the cover page of this Schedule 13D and the information set forth in Item 4 are hereby incorporated by reference in this Item 5(a). All information related to shares reported reflects the 5% stock dividend paid to the stockholders of the Issuer on June 30, 2023.

(b)

Mr. Lorber exercises sole voting power over (i) 5,305,529 shares held by him (consisting of (a) 2,339,904 shares of Common Stock and (b) 2,965,625 shares of restricted stock subject to vesting), (ii) 1,380,241 shares held by Lorber Alpha II Limited Partnership, and (iii) nine (9) shares held in an Individual Retirement Account.

Mr. Lorber exercises sole dispositive power over (i) 2,339,904 shares of Common Stock held by him and (ii) 1,380,241 shares held by Lorber Alpha II Limited Partnership, and (iii) nine (9) shares held in an Individual Retirement Account.

Mr. Lorber disclaims beneficial ownership of 6,563 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c)	Except as described in Item 4, no transactions in the Issuer’s Common Stock were effectuated during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 25961D105	Page 4

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 4 to this Amendment No. 2 is hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as an Exhibit.

10.1	Restricted Shares Award Agreement, pursuant to Douglas Elliman Inc. 2021 Management Incentive Plan, dated as of February 29, 2024, by and between Douglas Elliman Inc. and Howard M. Lorber.

24.1	Limited Power of Attorney for Section 13 and Section 16 Reporting (incorporated by reference to Exhibit 24 to Form 3, dated as of November 16, 2021).

CUSIP No. 25961D105	Page 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2024

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III, Attorney-In-Fact